 To Index

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 20, 2002

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

To Index

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	YPF Sociedad Anónima Financial Statements as of June 30, 2002 and 2001.

To Index

SOCIEDAD ANONIMA

Financial Statements as of June 30, 2002 and 2001

Limited Review Report on Interim Period
Financial Statements

Statutory Audit Committee’s Report

To Index

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph -
See Note 14 to the primary financial statements

LIMITED REVIEW REPORT ON INTERIM PERIOD
FINANCIAL STATEMENTS

To THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

1.	We have reviewed the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of June 30, 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended, all expressed in constant Argentine pesos as of June 30, 2002. We have also reviewed the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled companies as of June 30, 2002, and the related consolidated statements of income and cash flows for the six-month period then ended, all expressed in constant Argentine pesos as of June 30, 2002, which are presented as supplemental information in Schedule I.

The financial statements of YPF SOCIEDAD ANONIMA for the six-month period ended June 30, 2001, which are presented for comparative purposes, taking into consideration the restatement in constant Argentine pesos as of June 30, 2002, as mentioned in Note 1 to the accompanying primary financial statements, were reviewed by other auditors, who issued their unqualified limited review report dated August 1, 2001.

These financial statements are the responsibility of the Company’s Management.

2.	We conducted our review in accordance with generally accepted auditing standards in Argentina for a review of interim financial statements, except as discussed in paragraph 4. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such opinion.

3.	As described in Note 13 to the accompanying financial statements, during this year, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report have been: (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the external public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans principal and interest payments and dividend distributions without prior authorization from the Argentine Central Bank; (e) the implementation of new withholding systems for hydrocarbon exports; (f) the increase in domestic prices; and (g) the suspension of the legal provisions for entities’ dissolution and shareholders’ contributions compulsory reduction. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

To Index

4.	YPF SOCIEDAD ANONIMA holds investments in the investees Petroken Petroquímica Ensenada S.A., Profertil S.A. and Refinería del Norte S.A. The holding interests in these investments represent approximately 1% of the primary and consolidated total assets of YPF SOCIEDAD ANONIMA as of June 30, 2002, and 37% of the Company’s net loss for the six-month period then ended. We were unable to perform limited review procedures to obtain sufficient evidence as to the valuation of these investments and their results by the equity method, as of June 30, 2002.

5.	Based on our review, except for the effect of the adjustments, if any, as might have been disclosed had we not had the scope limitation mentioned in paragraph 4, we are not aware of any material modification that should be made to YPF SOCIEDAD ANONIMA financial statements as of June 30, 2002, for them to be in conformity with generally accepted accounting principles in Argentina.

6.	Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Argentina, but do not conform with accounting principles generally accepted in the United States (see Note 14 to the primary financial statements).

Buenos Aires, Argentina
September 9, 2002

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. T °1 - F °3

RICARDO C. RUIZ
Partner
C.P.A., Buenos Aires University
C.P.C.E.C.A.B.A. T° 156 - F° 159

2

Index

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
Avenida Presidente Roque Sáenz Peña 777 - Buenos Aires

FISCAL YEARS NUMBERS 26 AND 25
BEGINNING ON JANUARY 1, 2002 AND 2001
FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001
(Unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, marketing, transportation and distribution of oil and petroleum products, and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: June 11, 2002.

CAPITAL STRUCTURE AS OF JUNE 30, 2002
(expressed in Argentine pesos)

Subscribed, paid-in
and authorized for
stock exchange listing
(Note 4 to primary
financial statements)

–	Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Schedule I
1 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1 to the primary financial statements)
(Unaudited)

	2002	2001

Current Assets
Cash	237	82
Investments (Note 2.a)	247	123
Trade receivables (Note 2.b)	1,705	2,204
Other receivables (Note 2.c)	3,318	2,201
Inventories (Note 2.d)	629	722
Other assets	3,084	634

Total current assets	9,220	5,966

Noncurrent Assets
Trade receivables (Note 2.b)	73	57
Other receivables (Note 2.c)	1,173	915
Investments (Note 2.a)	839	2,973
Fixed assets (Note 2.e)	16,650	19,073
Intangible assets	36	428

Total noncurrent assets	18,771	23,446

Total assets	27,991	29,412

Current Liabilities
Accounts payable (Note 2.f)	1,634	2,107
Loans (Note 2.g)	3,886	4,014
Salaries and social security	67	123
Taxes payable	346	902
Advances from crude oil purchasers	555	174
Reserves	190	262

Total current liabilities	6,678	7,582

Noncurrent Liabilities
Accounts payable (Note 2.f)	79	354
Loans (Note 2.g)	3,222	2,377
Salaries and social security	179	101
Taxes payable	22	–
Advances from crude oil purchasers	1,657	452
Reserves	359	354

Total noncurrent liabilities	5,518	3,638

Total liabilities	12,196	11,220
Minority Interest	–	29
Shareholders’ Equity	15,795	18,163

Total liabilities, minority interest and shareholders’ equity	27,991	29,412

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Schedule I
2 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002, except for per share amounts in Argentine pesos as of June 30, 2002 - Note 1 to the primary financial statements)
(Unaudited)

	2002	2001

Net sales	8,556	8,372
Cost of sales	(5,153)	(4,738)

Gross profit	3,403	3,634
Administrative expenses (Exhibit H)	(212)	(200)
Selling expenses (Exhibit H)	(468)	(690)
Exploration expenses (Exhibit H)	(119)	(61)

Operating income	2,604	2,683
(Loss) Income on long-term investments	(391)	18
Other income (expense), net (Note 2.h)	(107)	(41)
Financial income (expense) and holding gains, net:
Gains on assets (Note 2.i)	1,489	16
Losses on liabilities (Note 2.i)	(4,440)	(295)
Income from sale of long-term investments and fixed assets to be disposed of (Note 12 to the primary financial statements)	79	256

Net (loss) income before income tax	(766)	2,637
Income tax	(30)	(1,000)
Minority interest	–	(2)

Net (loss) income	(796)	1,635

(Losses) earnings per share	(2.02)	4.16

For supplemental information on consolidated statements of income, see Note 1.b.

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Schedule I
3 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1 to the primary financial statements)
(Unaudited)

	2002		2001

Cash Flows from Operating Activities
Net (loss) income	(796)		1,635
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	–		2
Dividends from long-term investments	50		51
Income from sale of long-term investments and fixed assets to be disposed of	(79)		(256)
Losses (income) on long-term investments and amortization of intagible assets	689	(1)	(39) (1)
Depreciation of fixed assets	898		933
Consumption of materials and fixed assets retired, net of allowances	60		29
Increase in allowances for fixed assets, net of losses from assets to be disposed of	51		18
Net decrease in reserves	(67)		(20)
Changes in assets and liabilities:
Trade receivables	41		211
Other receivables	(1,571)		(651)
Inventories	(114)		(53)
Other assets	(171)		–
Accounts payable	(425)		(149)
Salaries and social security	35		(29)
Taxes payable	130		(596)
Advances from crude oil purchasers	921		(88)
Exchange differences, interest and other	2,374		(16)

Net cash flows provided by operating activities	2,026		982

Cash Flows from Investing Activities
Acquisitions of fixed assets	(1,028)		(1,195)
Net capital contributions and acquisitions of long-term investments	(10)		(327)
Proceeds from sale of long-term investments	628		823
Investments (non cash and equivalents)	50		(27)

Net cash flows used in investing activities	(360)		(726)

Cash Flows from Financing Activities
Proceeds from loans	58		1,751
Payment of loans	(1,432)		(998)
Dividends paid	–		(1,692)

Net cash flows used in financing activities	(1,374)		(939)

Increase (Decrease) in Cash and Equivalents	292		(683)
Cash and equivalents at the beginning of years	188		859
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	–		24

Cash and equivalents at the end of periods	480		200

For supplemental information on equivalents, see Note 2.a.

(1)	Includes 285 corresponding to the proportional consolidation of the income statements of Petroken Petroquímica Ensenada S.A., Refinería del Norte S.A., Profertil S.A., Compañ &iacute;a Mega S.A. and Global Petroleum Corporation as of June 30, 2002, and (29) corresponding to the proportional consolidation of the income statements of Petroken Petroqu&iacute;mica Ensenada S.A., Refiner&iacute;a del Norte S.A., Profertil S.A., Empresa Petrolera Andina S.A., Compa&ntilde;&iacute; a Mega S.A. y Global Petroleum Corporation as of June 30, 2001.

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Schedule I

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002, except where otherwise indicated - Note 1 to the primary financial statements)
(Unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

a)	Changes in Argentine economic rules:

In view of the Argentine economic crisis, the Argentine Government has implemented several changes in the economic rules. The summary of the main measures adopted is disclosed in Notes 1 and 13 to the primary financial statements.

b)	Consolidation policies:

Following the methodology established in Technical Resolution Number 4 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), YPF Sociedad Anónima (the “Company” or “YPF”) has consolidated its balance sheets as of June 30, 2002 and 2001 and the related statements of income and cash flows for the six-month periods then ended with the financial statements of those companies in which YPF has the number of votes necessary to control corporate decisions (“YPF Group”).

Additionally, the income on long-term investments in investees in which joint control is held (Petroken Petroquímica Ensenada S.A. (“Petroken”), Refinería del Norte S.A. (“Refinor”), Profertil S.A., Compañ &iacute; a Mega S.A. (“Mega”) and Global Petroleum Corporation (“Global”) as of June 30, 2002, and Petroken, Refinor, Profertil S.A., Mega, Empresa Petrolera Andina S.A. (“Andina”) and Global as of June 30, 2001) have been proportionally consolidated line by line, based on the Company’s interest in income accounts of the financial statements of such companies. The effect of this proportional consolidation amounts to approximately 1,855 and 1,258 on net sales and to approximately 148 and 63 on operating income for the six-month periods ended June 30, 2002 and 2001, respectively.

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), the Company submits its Consolidated Financial Statements, included in Schedule I, preceding its primary financial statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

c)	Financial statements used for consolidation:

The consolidated financial statements as of June 30, 2002 and 2001 have been based upon the last available financial statements of controlled companies as of such dates.

d)	Valuation criteria:

The financial statements of the controlled companies have been prepared with valuation criteria similar to those used by YPF in the preparation of its own financial statements.

In addition to the valuation criteria disclosed in the notes to the YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Salaries and Social Security - Pensions and other Postretirement and Postemployment Benefits

The benefits related to the plans of the controlled companies have been accrued based on years of service and compensation earned during years of employment during the employee’s active service period.

The health care and life insurance benefits for retired employees and certain insurance and other post-employment benefits for individuals whose employment is terminated prior to their normal retirement are accrued based on the estimated cost of retiree benefit payments, other than pensions, during employees’ active service period. Benefits provided after employment but before retirement have been accrued based on the estimated cost of post-employment benefits when the minimum service period is met, payment of the benefit is probable and its amount can be reasonably estimated.

Recognition of revenues

Revenues and costs related to construction activities are accounted for by the percentage of completion method, restated in constant pesos as detailed in Note 1 to the primary financial statements. Under this method, a proportionate share of the contract revenues and costs is recognized, as work on a contract progresses.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index
2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a)	Investments:	2002			2001

		Current		Noncurrent	Current		Noncurrent

	Short-term investments and Government securities (1)	247	(2)	28	123	(2)	55
	Long-term investments (Exhibit C)	–		987	–		2,930
	Allowance for reduction in value of holdings in long-term investments	–		(176)	–		(12)

		247		839	123		2,973

	(1) Includes 6 of restricted cash as of June 30, 2002.
	(2) Includes 243 and 118 as of June 30, 2002 and 2001, respectively, with an original maturity of less than three months.

b)	Trade receivables:	2002			2001

		Current		Noncurrent	Current		Noncurrent

	Accounts receivable	1,980		73	2,541		57
	Related parties	191		–	352		–
	Notes receivable	–		–	33		–

		2,171		73	2,926		57
	Allowance for doubtful trade receivables	(466)		–	(722)		–

		1,705		73	2,204		57

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

c)	Other receivables:	2002			2001

		Current		Noncurrent	Current	Noncurrent

	Tax credits and advances and export rebates	136		75	217	22
	Trade	55		–	153	–
	Prepaid expenses	25		305	78	331
	Concessions charges	14		137	14	147
	Related parties	2,781	(1)	436	1,516	12
	Loans to clients	21		96	65	200
	From the renegotiation of long-term contracts	–		27	–	63
	Gas imbalance	–		33	–	55
	From joint ventures and other agreements	37		–	84	–
	From sale of noncurrent assets	5		7	23	25
	Miscellaneous	348		96	245	74

		3,422		1,212	2,395	929
	Allowance for other doubtful accounts	(104)		–	(194)	–

	Allowance for valuation of other receivables to their estimated realizable value	–		(39)	–	(14)

		3,318		1,173	2,201	915

(1) Includes 1,770 with Repsol International Finance B.V. (Other related party under common control).

d)	Inventories:	2002	2001

	Refined products for sale	323	454
	Crude oil	225	190
	Products in process of refining	7	10
	Raw materials, packaging materials and others	74	68

		629	722

e)	Fixed assets:	2002	2001

	Net book value of fixed assets (Exhibit A)	16,745	19,329
	Allowance for unproductive exploratory drilling	(22)	(27)
	Allowance for obsolescence of materials	(23)	(25)
	Allowance for fixed assets to be disposed of	(50)	(204)

		16,650	19,073

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Liabilities

f)	Accounts payable:	2002		2001

		Current	Noncurrent	Current	Noncurrent

	Trade	1,124	11	1,207	23
	Exploitation concessions	130	–	235	196
	Related parties	99	8	94	–
	From joint ventures and other agreements	138	–	196	–
	Other	143	60	375	135

		1,634	79	2,107	354

g)	Loans:			2002		2001

		Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent

	Negotiable Obligations	–	–	1,159	2,694	581	1,983
	Related parties	2.60-6.70%	2002	1,592	–	3,147	–
	Maxus Notes	8.42-10.83%	2002-2004	2	99	2	55
	Export prefinancing	4.69%	2002	194	–	–	–
	Other bank loans and other creditors	2.70-4.02%	2002-2007	939	429	284	339

				3,886	3,222	4,014	2,377

	(1) Annual interest rates as of June 30, 2002.

The maturities of the Company’s consolidated noncurrent loans, as of June 30, 2002, are as follows:
	From 1	From 2	From 3	From 4	Over
	to 2 years	to 3 years	to 4 years	to 5 years	5 years	Total

Noncurrent loans	1,340	101	95	95	1,591	3,222

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Consolidated Statements of Income Accounts

h)	Other income (expense), net:	Income (Expense)

		2002	2001

	Tax on checking account debits and credits	(51)	(20)
	Reserve for pending lawsuits	(4)	(12)
	Amortization of goodwill of controlled and joint controlled companies	(13)	(8)
	Miscellaneous	(39)	(1)

		(107)	(41)

i)	Financial income (expense) and holding gains, net:	Income (Expense)

		2002	2001

	Gains (losses) on assets:
	Interests	77	53
	Exchange differences	3,108	(33)
	Holding gains on inventories	63	(4)
	Losses on exposure to inflation	(1,759)	–

		1,489	16

	(Losses) gains on liabilities:
	Interests	(357)	(270)
	Exchange differences	(5,623)	(25)
	Gains on exposure to inflation	1,540	–

		(4,440)	(295)

		(2,951)	(279)

3.	COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Federal, state and local laws and regulations relating to health and environmental quality in the United States affects nearly all of the operations of YPF Holdings Inc.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, YPF Holdings Inc. has certain potential liabilities associated with its subsidiary Maxus Energy Corporation (“Maxus”) former operations. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

As of June 30, 2002, reserves for the environmental contingencies totaled 266. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in additional reserves being required in the future. The main environmental contingencies are detailed as follows:

Hudson County, New Jersey. Until 1972, Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), operated a chromite ore processing plant at Kearny, New Jersey. According to the New Jersey Department of Environmental Protection and Energy (“DEP”) , wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County.

In 1990 Occidental Petroleum Corporation (“Occidental“), as successor to Chemicals, signed an administrative consent order with the DEP for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. The work is presently being performed by Tierra Solutions, Inc. (“TS“), a YPF Holdings Inc. subsidiary, on behalf of Occidental and TS submitted its remedial investigation reports to the DEP in late 2001. TS is required to provide financial assurance related with the previously mentioned work. Currently, the required financial assurance is provided in the amount of US$ 20 million by YPF Holdings Inc. This financial assurance may be reduced with the approval of the DEP following any annual cost review. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being 127 as of June 30, 2002. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. It is possible that the State of New Jersey might institute legal actions seeking recovery of its expenditures in connection with these sites. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals’ former Newark Plant, New Jersey agricultural chemicals plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the U.S. Environmental Protection Agency, TS is conducting further testing and studies to characterize contaminated sediment and biota, and to examine the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. YPF Holdings Inc. currently expects the testing and studies to be completed in the first quarter of 2003 and cost from 7 to 15 after June 30, 2002. The estimated cost of these studies has been reserved. The remediation costs that may be required, if any, cannot be reasonably estimated at this time.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio involving several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant. In 1995, the Ohio Environmental Protection Agency (“OEPA”) issued its Directors’ Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville plant area. TS has agreed to participate in the RIFS as required by the Director’s Order. On March 8, 2002, TS submitted the remedial investigation report covering the entire site to the OEPA and will submit required feasibility reports separately. As of June 30, 2002, it is estimated that the remaining cost of performing the RIFS will be approximately 4 over the next year. YPF Holdings Inc. has reserved its estimated share of the cost to perform the RIFS. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, changes, including additions, to the reserve will be made as may be required.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. While this action is in the discovery stage, both Maxus and Occidental have filed motions for partial summary judgment. On January 25, 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgments. Maxus believes the court erred and intends to appeal. YPF Holdings Inc. believes Occidental’s claims are without merit and that the resolution of such claims should not have a material adverse effect on the YPF Holdings Inc. financial position or results of operations.

YPF foreign petroleum exploration, development and production activities, through its subsidiaries, are subject to political and economic uncertainties and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted, as well as risks of loss in some countries due to government changes, civil strife, acts of war, guerrilla activities and insurrection. Currently, it is not possible to determine the potential future effect that these risks may have on YPF’s financial statements. Related effects will be reported in the financial statements as they become known and estimable.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Schedule I
Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1 to the primary financial statements)
(Unaudited)

	2002

	Cost

Main Account	Amounts at Beginning of Year	Increases		Net Decreases and Transfers		Amounts at End of Period

Land and buildings	2,073	4		(77)		2,000
Mineral property, wells and related equipment	31,930	369		(342)		31,957
Refinery equipment	5,813	–		63		5,876
Transportation equipment	1,437	2		(14)		1,425
Materials and equipment in warehouse	209	174		(186)		197
Drilling and work in progress	1,143	892		(452)		1,583
Furniture, fixtures and installations	467	1		(78)		390
Selling equipment	1,330	–		(50)		1,280
Other property	294	28		(64)		258

Total, current period	44,696	1,470	(2)(8)	(1,200	)(1)(7)	44,966

Total, prior period	45,530	5,627	(2)(5)	(3,341	)(1)	47,816

	2002									2001

	Depreciation

Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases		Accumulated at End of Period	Net Book Value		Net Book Value

Land and buildings	743	(9)		2%	25		759	1,241		1,322

Mineral property, wells andrelated equipment	20,820	(237)		(4)	790		21,373	10,584	(3)	12,387	(3)
Refinery equipment	3,736	–		4-5%	100		3,836	2,040		2,144
Transportation equipment	961	(18)		1-5%	15		958	467		469

Materials and equipment in warehouse	–	–		–	–		–	197		258
Drilling and work in progress	–	–		–	–		–	1,583		1,696
Furniture, fixtures and installations	376	(89)		10%	17		304	86		276
Selling equipment	771	(27)		10%	48		792	488		556
Other property	197	(21)		10%	23		199	59		221

Total, current period	27,604	(401	)(1)(7)		1,018	(8)	28,221	16,745

Total, prior period	26,283	(1,098	)(1)		3,302	(6)	28,487			19,329

(1)	Includes 33 and 864 of net book value charged to fixed assets allowances for the six-month periods ended June 30, 2002 and 2001, respectively, and 1,350 charged to “Net loss from sale of noncurrent assets and fixed assets to be disposed of” for the six-month period ended June 30, 2001.
(2)	Includes 15 and 16 corresponding to capitalized financial expenses for those assets whose construction is extended in time for the six-month periods ended June 30, 2002 and 2001, respectively.
(3)	Includes 1,528 and 1,954 of mineral property as of June 30, 2002 and 2001, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes 4,432 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of its merger into YPF, and to fixed assets acquired to Pecom.
(6)	Includes 2,369 of fixed assets’ accumulated depreciation corresponding to Astra and Repasol Argentina S.A. at the moment of it merger into YPF.
(7)	Includes 964 and 258 of cost and depreciation, respectively, corresponding to net decreases for the six-month period ended June 30, 2002, related to the transactions mentioned in Note 12 to the primary financial statements.
(8)	Includes 442 and 120 of book value and accumulated depreciation, respectively, corresponding to the exchange difference originated in the translation of the amounts at beginning of the year, related to investments in foreign companies.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Schedule I
Exhibit C

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
INVESTMENTS IN SHARES AND HOLDINGS IN INVESTEES AND OTHER COMPANIES

(amounts expressed in millions of Argentine pesos as of June 30, 2002 — Note 1 to the primary financial statements)
(Unaudited)

	2002																				2001
											Information on the Issuer
	Description of the Securities												Last Financial Statements Issued
Name and Issuer	Class	Face Value			Amount	Book Value			Cost		Main Business	Registered Address	Date	Capital Stock		Income (loss) (12)	Equity (12)		Holding in Capital Stock		Book Value
Investees:

Empresa Petrolera Andina S.A.	–	–	–		–	–			–		Exploration, production and marketing of hydrocarbons in Bolivia	Av. José Estenssoro N° 100, casi Radial 19, 3° Anillo Externo - Santa Cruz de la Sierra - Bolivia	–	–		–	–		–		1,005

Compañía Mega S.A.	Common		$1		77,292,000	113	(6)		151		Separation, fractionation and transportation of natural gas liquids	Av. Roque Sáenz Peña 777 - P. 7° - Buenos Aires - Argentina	03/31/02	203		3	215		38.00%		170

Petroken Petroquímica Ensenada S.A.	Common		$1		40,602,826	52	(6)		92		Petrochemicals	Sarmiento 1230 - P. 6° - Buenos Aires - Argentina	03/31/02	81		(17)	96		50.00%		108

Profertil S.A.	Common		$1		1,000,000	92	(6)		348		Production and marketing of fertilizers	Alicia Moreau de Justo 140 - P. 1° - Buenos Aires - Argentina	03/31/02	2		(134)	191		50.00%		333

Refinería del Norte S.A.	Common		$1		45,803,655	118	(6)		110		Refining	Maipú 1 - P. 2º - Buenos Aires - Argentina	12/31/01	92		7	128		50.00%		123

Oleoductos del Valle S.A.	Common		$10		4,072,749	98	(1)	(6)	43		Oil transportation by pipeline	Florida 1 - P. 10° - Buenos Aires - Argentina	03/31/02	110		4	142		37.00%		78

PBBPolisur S.A.(3)	Common		$1		12,838,664	1	(6)		209		Petrochemicals	Av. Eduardo Madero 900 - P. 7° - Buenos Aires - Argentina	03/31/02	46		(106)	51		28.00%		117

Bitech Petroleum Corporation	–	–	–		–	–			–		Identification and development of new business opportunities in the oil and gas sector in Russian Federation	# 9, 197 - Wilkinson Road - Brampton - Ontario - Canada	–	–		–	–		–		29

Komi Nenets Energy Company Ltd.	Common	CYP£	1		10,000	–	(2)		–	(2)	Identification and development of new business opportunities in the oil and gas sector in Russian Federation	1 Lambousas Street - Nicosia 1095 - Cyprus	–	–		–	–		33.33%	(5)	–	(2)

Global Companies LLC	–	–	–		–	63	(2)		47		Supply, storage, marketing and distribution of hydrocarbons and their derivatives	Watermill Center 800 South Street - Waltham - Massachusetts - USA	–	–		–	–		51.00%	(8)	35

Montello Group LLC	–	–	–		–	–	(2)		–	(2)	Supply, storage, marketing and distribution of hydrocarbons and their derivatives	Watermill Center 800 South Street - Waltham - Massachusetts - USA	–	–		–	–		49.00%	(8)	2

Chelsea Sandwich LLC	–	–	–		–	–	(2)		8		Storage and distribution of hydrocarbons and their derivatives	Watermill Center 800 South Street - Waltham - Massachusetts - USA	–	–		–	–		51.00%	(8)	2

Terminales Marítimas Patagónicas S.A.	Common		$10		476,034	36	(1)	(6)	6		Oil storage and shipment	Av. Leandro N. Alem 1180 - P.11° - Buenos Aires - Argentina	03/31/02	14		6	47		33.15%		25

Oiltanking Ebytem S.A.	Common		$10		351,167	1	(1)	(6)	8		Hydrocarbon transportation and storage	Alicia Moreau de Justo 872 - P. 4° - Of. 7 - Buenos Aires - Argentina	03/31/02	12		(9)	10		30.00%		12

Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1		12,298,800	26			22		Gas transportation by pipeline	San Martín 323 - P. 19° - Buenos Aires - Argentina	03/31/02	124		12	145		10.00%	(9)	25

Gasoducto del Pacífico (Chile) S.A.	–	–	–		–	–			–		Gas transportation by pipeline	Isidora Goyenechea 3600 - Of. 401 - Comuna Las Condes - Santiago de Chile - Chile	–	–		–	–		–		33

Gasoducto del Pacífico (Cayman) Ltd.	Common	US$	1		5,000	–	(2)		–	(2)	Investment and finance	P.O. Box 265 - Georgetown – Cayman Islands	12/31/00	–	(2)	– (2)	–	(2)	10.00%		–	(2)

Empresas Lipigas S.A.	–	–	–		–	–			–		Investment and finance	Las Urbinas 53 - P. 15° - Comuna de Providencia - Santiago de Chile - Chile	–	–		–	–		–		84

Central Dock Sud S.A.	Common		$0.01		86,799,282	–	(2)		2		Electric power generation and bulk marketing	Reconquista 360 - P. 6° - Buenos Aires - Argentina	03/31/02	9		(28)	183		9.98%	(10)	2

Gas Argentino S.A.	Common		$1		104,438,182	167	(6)		301		Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360 - Buenos Aires - Argentina	03/31/02	230		(485)	(153)		45.33%		309

Gas Austral S.A.	–	–	–		–	–			–		Retail packing, bottling and marketing of LPG	Islas Malvinas 3012 - Río Grande - Tierra del Fuego - Argentina	–	–		–	–		–		2

Gasoducto Oriental S.A.	Common		$1		2,000	2			–	(2)	Realization of the project and construction of a gas pipeline and other accessory furniture, from Colonia to Montevideo, in the Eastern Republic of Uruguay, for Gasoducto Cruz del Sur S.A.	Av. Ingeniero Huergo 1437 - P. 2° "E" - Buenos Aires - Argentina	03/31/02	–	(2)	3	6		16.67%	(7)	–	(2)

Inversora Dock Sud S.A.	Common		$1		40,291,975	112	(6)		170		Investment and finance	Reconquista 360 - P. 6° - Buenos Aires - Argentina	03/31/02	94		(19)	189		42.86%		184

Pluspetrol Energy S.A.	Common		$1		30,006,540	72	(6)		108		Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339 - Buenos Aires - Argentina	03/31/02	67		(43)	200		45.00%		196

A&C Pipeline Holding Company	Common	US$	1		162,000	–	(2)		–	(2)	Investment and finance	P.O. Box 309 - Georgetown - Cayman Islands	03/31/02	4		– (2)	4		18.00%		–	(2)

Oleoducto Trasandino (Argentina) S.A.	Preferred		$1		8,099,280	22	(6)		15		Oil transportation by pipeline	Esmeralda 255 - P. 5° - Buenos Aires - Argentina	03/31/02	45		15	62		18.00%	(9)	20

Oleoducto Trasandino (Chile) S.A.	–	–	–		–	–			–		Oil transportation by pipeline	Ahumada 341 - Santiago de Chile - Chile	–	–		–	–		–		24

Petróleos Transandinos YPF S.A.	Common	–	–	(11)	1,179	–	(2)		–	(2)	Exploration and production of hydrocarbons; refining and marketing of its derivatives	Gertrudis Echenique 30 - P. 12° - Comuna Las Condes - Santiago de Chile - Chile	12/31/01	167		18	204		1.05%		–	(4)

Other companies:

Mercobank S.A.	Common		$1		1,800,264	12			12		Investment and finance	Bartolomé Mitre 343 - Buenos Aires - Argentina	06/30/00	46		(15)	14		3.91%		12

						987			1,652												2,930

For supplemental information on main changes on companies comprising the YPF Group, see Note 12 to the primary financial statements.
(1)	Holding in shareholders' equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	PBB was merged with and into Polisur S. A. effective as from April 1, 2001.
(4)	As of June 31, 2001, this investment was a consolidated controlled company (Note 12 to the primary financial statements).
(5)	Holding in capital stock through YPF International S.A.
(6)	Holding in shareholders' equity according to the last available financial statements, plus the results of operations considering management information as of June 30, 2002.
(7)	Holding in capital stock through A-Evangelista S.A.
(8)	Holding in capital stock through YPF Holdings Inc.
(9)	Interest in preferred stock.
(10)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(11)	These shares have no face value.
(12)	Stated in historical Argentine pesos according to the investees’ financial statements.

Back to Index

Schedule I

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001 EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1 to the primary financial statements)
(Unaudited)

	2002						2001

	Production Costs	Administrative Expenses	Selling Expenses	Exploration Expenses	Total		Total

Salaries and social security taxes	181	50	53	10	294		415
Fees and compensation for services	14	51	18	3	86		110
Other personnel expenses	28	13	8	10	59		78
Taxes, charges and contributions	74	4	5	–	83		88
Royalties and easements	633	–	–	–	633		509
Insurance	15	1	4	–	20		16
Rental of real estate and equipment	48	4	25	3	80		104
Survey expenses	–	–	–	18	18		8
Depreciation of fixed assets	871	21	68	–	960	(1)	974	(1)
Industrial inputs, consumable materials and supplies	175	3	12	1	191		217
Construction and other service contracts	351	13	20	4	388		250
Preservation, repair and maintenance	300	11	10	2	323		354
Contracts for the exploitation of productive areas	71	–	–	–	71		51
Unproductive exploratory drillings	–	–	–	59	59		20
Transportation, products and charges	205	–	187	–	392		346
Allowance for doubtful trade receivables	–	–	17	–	17		200
Publicity and advertising expenses	–	11	18	–	29		57
Fuel, gas, energy and miscellaneous	185	30	23	9	247		232

Total, current period	3,151	212	468	119	3,950

Total, prior period	3,078	200	690	61			4,029

(1)	Includes 62 corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Mega and Global for the six-month period ended June 30, 2002, and 41 corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Mega, Andina and Global for the six-month period ended June 30, 2001.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002	2001

Current Assets
Cash	190	41
Investments (Note 3.a)	171	8
Trade receivables (Note 3.b)	1,638	1,891
Other receivables (Note 3.c)	1,421	921
Inventories (Note 3.d)	586	685
Other assets (Note 2.c)	3,084	634

Total current assets	7,090	4,180

Noncurrent Assets
Trade receivables (Note 3.b)	73	57
Other receivables (Note 3.c)	1,032	1,205
Investments (Note 3.a)	2,188	6,523
Fixed assets (Note 3.e)	16,317	16,110
Intangible assets (Exhibit B)	–	154

Total noncurrent assets	19,610	24,049

Total assets	26,700	28,229

Current Liabilities
Accounts payable (Note 3.f)	1,453	1,590
Loans (Note 3.g)	3,508	4,002
Salaries and social security	40	90
Taxes payable	266	795
Advances from crude oil purchasers (Note 10.b)	555	174
Reserves (Exhibit E)	113	221

Total current liabilities	5,935	6,872

Noncurrent Liabilities
Accounts payable (Note 3.f)	71	250
Loans (Note 3.g)	3,123	2,320
Taxes payable	22	–
Advances from crude oil purchasers (Note 10.b)	1,657	452
Reserves (Exhibit E)	97	172

Total noncurrent liabilities	4,970	3,194

Total liabilities	10,905	10,066

Shareholders' Equity (per corresponding statements)	15,795	18,163

Total liabilities and shareholders' equity	26,700	28,229

Notes 1 to 14 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002, except for per share amounts in Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002	2001

Net sales (Note 8)	6,251	6,042
Cost of sales (Exhibit F)	(3,212)	(2,897)

Gross profit	3,039	3,145

Administrative expenses (Exhibit H)	(148)	(139)
Selling expenses (Exhibit H)	(372)	(599)
Exploration expenses (Exhibit H)	(57)	(45)

Operating income	2,462	2,362

Losses on long-term investments	(708)	(27)
Other income (expense), net (Note 3.h)	(59)	(33)
Financial income (expense) and holding gains, net:
Gains on assets (Note 3.i)	1,732	2
Losses on liabilities (Note 3.i)	(4,201)	(233)
(Loss) income from sale of long-term investments (Note 12)	(22)	483

Net (loss) income before income tax	(796)	2,554
Income tax (Note 2.g)	–	(919)

Net (loss) income	(796)	1,635

(Losses) earnings per share (Note 1)	(2.02)	4.16

Notes 1 to 14 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1, except for per dividends amount in pesos)
(Unaudited)

2002

Shareholders' Contributions

	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Irrevocable Contributions	Total

Balance at the beginning of years	3,933	6,031	569	25	10,558
Merger with Astra C.A.P.S.A. and Repsol
Argentina S.A. as of January 1, 2001	–	–	–	–	–
As decided by the Ordinary and Extraordinary
Shareholders' Meeting of April 18, 2001:
- Cash dividends (Ps. 2 per share)	–	–	–	–	–
As decided by the Ordinary and Extraordinary
Shareholders' Meeting of April 10, 2002:
- Appropriation to legal reserve	–	–	–	–	–
- Appropriation to reserve for future dividends	–	–	–	–	–
Net (loss) income for the periods	–	–	–	–	–

Balance at the end of periods	3,933	6,031	569	25	10,558

	2002				2001

	Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders' Equity	Total Shareholders' Equity

Balance at the beginning of years	720	6	5,307	16,591	16,221
Merger with Astra C.A.P.S.A. and Repsol
Argentina S.A. as of January 1, 2001	–	–	–	–	1,846
As decided by the Ordinary and Extraordinary
Shareholders' Meeting of April 18, 2001:
- Cash dividends (Ps. 2 per share)	–	–	–	–	(1,539)
As decided by the Ordinary and Extraordinary
Shareholders' Meeting of April 10, 2002:
- Appropriation to legal reserve	50	–	(50)	–	–
- Appropriation to reserve for future dividends	–	1,519	(1,519)	–	–
Net (loss) income for the periods	–	–	(796)	(796)	1,635

Balance at the end of periods	770	1,525	2,942	15,795	18,163

Notes 1 to 14 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002	2001

Cash Flows from Operating Activities
Net (loss) income	(796)	1,635
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Losses on long-term investments	708	27
Dividends from long-term investments	11	29
Depreciation of fixed assets	867	800
Loss (income) from sale of long-term investments	22	(483)
Consumption of materials and fixed assets retired, net of allowances	60	30
Increase in allowances for fixed assets	38	18
Net decrease in reserves	(212)	(18)
Changes in assets and liabilities:
Trade receivables	82	295
Other receivables	(152)	(18)
Inventories	(95)	(61)
Other assets	71	–
Accounts payable	(607)	(248)
Salaries and social security	(56)	(27)
Taxes payable	73	(593)
Advances from crude oil purchasers	921	(88)
Exchange differences, interest and other	1,713	81

Net cash flows provided by operating activities	2,648	1,379

Cash Flows from Investing Activities
Acquisitions of fixed assets	(1,003)	(1,015)
Net capital contributions	4	(190)
Proceeds from sale of long-term investments	–	753
Investments (non cash and equivalents)	23	(37)

Net cash flows used in investing activities	(976)	(489)

Cash Flows from Financing Activities
Proceeds from loans	52	1,753
Payment of loans	(1,418)	(994)
Dividends paid	–	(1,692)

Net cash flows used in financing activities	(1,366)	(933)

Increase (Decrease) in Cash and Equivalents	306	(43)
Cash and equivalents at the beginning of years	51	72
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	–	14

Cash and equivalents at the end of periods	357	43

For supplemental information on equivalents, see Note 3.a.

Notes 1 to 14 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of June 30, 2002, except where otherwise indicated - Note 1)
(Unaudited)

1. CHANGES IN ARGENTINE ECONOMIC RULES AND SIGNIFICANT ACCOUNTING POLICIES

Changes in Argentine economic rules

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The summary of the main measures adopted is disclosed in Note 13.

Significant accounting policies

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") considering the regulations of the Argentine Securities Commission. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

The financial statements for the six-month periods ended June 30, 2002 and 2001 are unaudited but reflect all adjustments which, in the opinion of Management, are necessary to present the financial position, results of operations and cash flows for such periods on a basis consistent with the audited annual financial statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution Number 6 of the F.A.C.P.C.E.

Pursuant to General Resolution Number 272 of the CNV and based on the prevailing economic stability conditions, the Company discontinued the application of the restatement method as from September 1, 1995, while retaining all restatements recorded until such date. This criterion has been accepted by Argentine GAAP until December 31, 2001. Considering the existence of a new inflationary context (the increase in the price index applicable for restating financial statements was 96% in the six-month period ended June 30, 2002) and the conditions created by the new scenario established by the Public Emergency and Exchange System Reform Law, which are further described in Note 13, on March 6, 2002, the Buenos Aires City Professional Council in Economic Sciences (the "C.P.C.E.C.A.B.A.") approved Resolution M.D. No. 3/2002, that provides, among other aspects, the application of the restatement in constant Argentine pesos in the fiscal years or interim periods ended on and after March 31, 2002, and accepts that the accounting measurements restated as a result of the change in the purchasing power of the Argentine peso until the discontinuance of the adjustments, such as those arisen in the stability period, be considered as stated in constant Argentine pesos as of December 2001.

The Company has applied for the period ended as of June 30, 2002, the Resolution M.D. No. 3/2002 of the C.P.C.E.C.A.B.A., related to the restatement in constant Argentine pesos, which was ratified by General Resolution No. 415 of the CNV, dated July 25, 2002. The financial statements for the six-month period ended June 30, 2001, which are presented for comparative purposes, were restated to constant Argentine pesos as of June 30, 2002 to reflect the effect of changes in the purchasing power of money for the six-month period then ended.

Financial instruments with off-balance sheet risk and concentrations of credit risk

Although YPF does not use derivative financial instruments to hedge the effects of fluctuations in market prices, the Company has entered into certain hedging contracts, which are described below.

Gains and losses on hedging activities over crude oil sales are deferred until the related transaction is recognized and are accounted for as a component of net sales in the Statement of Income.

A detail of derivative financial instruments entered by the Company outstanding as of June 30, 2002, is as follows:

a)	Crude oil price option:
YPF has entered into an option intended to hedge the sale price under the long-term crude oil sales contract with ENAP (the Chilean state-owned oil and gas company) as YPF has secured the issuance of the Negotiable Obligations for an amount of US$ 400 million under the US$ 700 million MTN Program mentioned in Note 3.g.1), by proceeds from the exports under this contract. This option can be exercised if the market price is lower than US$ 14 per barrel of crude oil. As of June 30, 2002, approximately 1 million of barrels of crude oil are hedged under this option.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

b)	Crude oil price swaps:
In November 1996, June 1998 and December 2001, the Company entered into price swap agreements on future crude oil delivery commitments of approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels to be delivered during the term of seven, ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 10.b). Under these price swap agreements the Company will receive variable selling prices, which will depend upon market prices. As of June 30, 2002, approximately 41 million of barrels of crude oil are hedged under these agreements.

Since counterparties to the Company's derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal. Additionally, the Company's trade receivables are dispersed among a broad customer base; therefore, concentrations of credit risk are limited.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Recognition of revenue

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, upon delivery to the customers.

Joint ventures and other agreements

The Company's interests in oil and gas related joint ventures and other agreements involved in exploration and in oil and gas extraction have been consolidated line by line on the basis of the Company's proportionate share in their assets, liabilities, income, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law Number 24,145 issued in November 1992, YPF's producing fields and undeveloped properties were converted into production concessions and exploration permits under Law Number 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 10.b).

(Losses) Earnings per share

(Losses) Earnings per share have been calculated based on the 393,312,793 shares outstanding during the six-month periods ended as of June 30, 2002 and 2001 (Note 4).

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:
a) Cash, current investments, trade and other receivables and payables:

	-	Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each period, if applicable.

	-	Amounts in foreign currencies have been valued at the relevant exchange rates in effect as of each period-end, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is presented in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b) Inventories:

	-	Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each period.

	-	Materials, raw materials and packaging materials have been valued at weighted average price, which does not significantly differ from its replacement cost as of the end of each period.

c) Other assets:

Corresponds to the holding in capital stock in Repsol YPF Santa Cruz S.A. and in Repsol YPF Chile Ltda. as of June 30, 2002, and to the holdings in capital stock of Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. as of June 30, 2001, companies included in sale agreements, valued at the lower of equity method or fair value (Note 12).

d) Noncurrent investments:

These include the Company's investments in controlled companies and investees as defined by Argentine Corporation Law (Article 33 of Law No. 19,550) and investments in other companies where less than 10% interest is held. These investments are detailed in Exhibit C and have been valued using the equity method. The equity of foreign investments has been converted into Argentine pesos at the exchange rate prevailing at the end of each period and the corresponding exchange differences have been credited (charged) to current income.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

If necessary, adjustments have been made to conform the accounting principles used by controlled companies to those of the Company.

Holding in preferred shares has been valued as defined in the respective bylaws.

The investments in investees are calculated based upon financial statements which closing dates do not exceed three months from the closing date of the financial statements of YPF, taking into account significant subsequent events and transactions as well as available management information (Exhibit C).

For the six-month periods ended June 30, 2002 and 2001, the Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, the dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e) Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Oil and gas producing activities

-	The Company follows the "successful effort" method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. Furthermore, costs of drilling exploratory wells are also charged to expense if the proved reserves determination process exceeds one year following completion of drilling.

-	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

-	The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

-	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

-	Estimated future abandonment and plugging costs have been considered in determining depreciation rates.

Other fixed assets

-	The Company's other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and repairs to the fixed assets have been charged to expense as incurred.

Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets' carrying value above their estimated realizable value.

The carrying value of the fixed assets, taken as a whole, does not exceed their estimated realizable value.

f) Intangible assets:

Goodwill represents the excess of the acquisition cost of certain noncurrent investments over book value, which was similar to the fair value of net assets and liabilities acquired at the date of the respective acquisitions, restated as detailed in Note 1. Goodwill has been disclosed net of the related accumulated amortization. Amortization of goodwill was provided over its estimated useful life, using the straight-line method (Exhibit B).

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

g) Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax expense applying the current 35% income tax rate to the estimated tax income for the year, without considering the effect of the temporary differences between the financial and tax basis.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets at the end of each year and therefore the Company's tax liability will coincide with the higher of such taxes. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company has estimated the existence of tax loss carryforward for the six-month period ended June 30, 2002, and has not determined a Tax on Minimum Presumed Income charge as Management estimates that income tax will be greater than Tax on Minimum Presumed Income for the year to be ended December 31, 2002.

For the six-month period ended June 30, 2001, the income tax was charged to "Income Tax" in the statement of income, since the annual income tax was higher that the estimated tax on minimum presumed income.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes effectively produced. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation, storage and treatment. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform established the implementation of a withholding system for hydrocarbon exports for five years. The applicable rates to that withholding system amounts to 5% for certain refined products and 20% for gas oil and crude oil. Such withholdings are accounted for as a reduction to sales.

h) Allowances and reserves:

Allowances

Amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated realizable value of these assets.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Reserves for losses

Amounts have been provided for various contingencies involving the Company. The estimated probable amounts recorded take into consideration the probability of occurrence, based on Management's expectations and consultation with legal counsel.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i) Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or, the Company's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation.

j) Shareholders' equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for the "Subscribed Capital" account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the "Adjustment to Contributions" account.

k) Statements of income accounts:

The amounts included in the income statement have been recorded by applying the following criteria:

-	Accounts, which accumulate monetary transactions, were restated by means of the application of the conversion factors of the month of the accrual to the original amounts, as detailed in Note 1.

-	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month, restated as detailed in Note 1.

-	Depreciation and amortization of nonmonetary assets, valued at historical cost, have been recorded based on the restated historical cost of such assets, as detailed in Note 1.

-	Holding gains (losses) on inventories valued at replacement cost, net of the effect of the inflation, have been included in the account "Holding gains (losses) on inventories".

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

—	The income (losses) on long-term investments in controlled companies and investees has been calculated on the basis of the income of those companies restated at the closing date of the period and was included in the account "Income (Losses) on long-term investments".

—	Financial income (expenses) are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account "Gains (losses) on exposure to inflation".

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts

Assets

a)	Investments:	2002				2001

		Current		Noncurrent		Current		Noncurrent

	Short-term investments and Government securities	171	(1)	20	(2)	8	(1)	39
	Long-term investments (Exhibit C)	–		2,344		–		6,496
	Allowance for reduction in value of holdings in long-term investments (Exhibit E)	–		(176)		–		(12)

		171		2,188		8		6,523

(1)	Includes 167 and 2 as of June 30, 2002 and 2001, respectively, with an original maturity of less than three months.
(2)	Corresponds to Treasury bonds ("Letras Externas de la República Argentina") due from one to two years, which accrues an annual interest rate of approximately 11.20%.

b)	Trade receivables:	2002			2001

		Current		Noncurrent	Current	Noncurrent

	Accounts receivable	1,900		73	2,192	57
	Notes receivable	–		–	8	–
	Related parties (Note 7)	199		–	383	–

		2,099	(1)	73	2,583	57
	Allowance for doubtful trade receivables (Exhibit E)	(461)		–	(692)	–

		1,638		73	1,891	57

(1)	Includes 255 in litigation, 184 one to three months past due, 490 in excess of three months past due, 1,122 due within three months and 48 due after three months.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

c)	Other receivables:	2002				2001

		Current		Noncurrent		Current	Noncurrent

	Tax credits and advances and export rebates	134		73		201	–
	Trade	54		–		115	–
	Prepaid expenses	21		210		59	254
	Concessions charges	14		137		14	147
	Related parties (Note 7)	1,127		428		379	436
	Loans to clients	21		96		63	200
	From the renegotiation of long-term contracts	–		27		–	63
	Gas imbalance	–		33		–	55
	From joint ventures and other agreements	37		–		84	–
	From sale of noncurrent assets	5		7		23	25
	Miscellaneous	112		60		177	39

		1,525	(1)	1,071	(2)	1,115	1,219
	Allowance for other doubtful accounts (Exhibit E)	(104)		–		(194)	–
	Allowance for valuation of other receivables to
	their estimated realizable value (Exhibit E)	–		(39)		–	(14)

		1,421		1,032		921	1,205

(1)	Includes 33 one to three months past due, 160 in excess of three months past due and 1,332 due as follows: 269 from one to three months, 588 from three to six months, 422 from six to nine months and 53 from nine to twelve months.
(2)	Includes 426 due from one to two years, 177 due from two to three years and 468 due after three years.

d)	Inventories:	2002	2001

	Refined products for sale	323	442
	Crude oil	225	190
	Products in process of refining	7	10
	Raw materials and packaging materials	31	43

		586	685

e)	Fixed assets:	2002	2001

	Net book value of fixed assets (Exhibit A)	16,412	16,213
	Allowance for unproductive exploratory drilling (Exhibit E)	(22)	(27)
	Allowance for obsolescence of materials (Exhibit E)	(23)	(25)
	Allowance for fixed assets to be disposed of (Exhibit E)	(50)	(51)

		16,317	16,110

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Liabilities

f)	Accounts payable:	2002				2001

		Current		Noncurrent		Current	Noncurrent

	Trade	927		11		1,074	23
	Exploitation concessions (Note 10.b)	130		–		235	196
	Related parties (Note 7)	218		–		123	–
	From joint ventures and other agreements	138		–		141	–
	Other	40		60		17	31

		1,453	(1)	71	(2)	1,590	250

(1)	Includes 1,256 due within three months, 175 due from three to six months and 22 due after six months.
(2)	Includes 46 due from one to two years and 25 due after two years.

g)	Loans:			2002		2001

		Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent

	Negotiable Obligations (Note 3.g.1)	–	–	1,159	2,694	581	1,983
	Related parties (Note 7)	6.70%	2002	1,216	–	3,139	–
	Export prefinancing	4.69%	2002	194	–	–	–
	Other bank loans and other creditors	2.70-4.02%	2002-2007	939	429	282	337

				3,508	3,123	4,002	2,320

(1)	Annual interest rates as of June 30, 2002.

The maturities of the Company's current and noncurrent loans, as of June 30, 2002, are as follows:

		From 1	From 3	From 6	From 9
		to 3 months	to 6 months	to 9 months	to 12 months	Total

Current loans		432	1,995	1,081	–	3,508

	From 1	From 2	From 3	From 4	Over
	to 2 years	to 3 years	to 4 years	to 5 years	5 years	Total

Noncurrent loans	1,247	95	95	95	1,591	3,123

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

As of June 30, 2002, the main loans of the Company with restrictive covenants, are as follows:

1) Negotiable Obligations:

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program		Issuance				Interest rates(1)	Principal maturity	Book Value

		(in millions)						2002		2001

		Year	Principal Value					Current	Noncurrent	Current	Noncurrent

	–	1994	US$	350		8.00%	2004	34	1,151	20	593
US$	500	1995	US$	400		–	–	–	–	96	–
US$	500	1997	US$	100	(2)	7.00%	2002	8	–	39	4
US$	700	1995	US$	400	(2)	7.50%	2002	23	–	135	12
US$	700	1996	Itl. L. 300,000			–	–	–	–	257	–
US$	1,000	1997	US$	300		7.75%	2007	19	802	12	441
US$	1,000	1998	US$	350		7.25%	2003	1,056	–	12	552
US$	1,000	1998	US$	100		10.00%	2028	4	247	2	127
US$	1,000	1999	US$	225		9.13%	2009	15	494	8	254

								1,159	2,694	581	1,983

(1)	Annual interest rates as of June 30, 2002.
(2)	Interest and principal payments of these issuances will be secured by proceeds from the exports under the long-term oil sales contract with ENAP (Note 10.b).

In connection with the issuances of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturities and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Statements of Income Accounts

h)	Other income (expense), net:	Income (Expense)

		2002	2001

	Tax on checking account debits and credits	(51)	(20)
	Reserve for pending lawsuits	(2)	(12)
	Miscellaneous	(6)	(1)

		(59)	(33)

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

i)	Financial income (expense) and holding gains (losses), net:	Income (Expense)

		2002	2001

	Gains (losses) on assets:
	Interests	62	47
	Exchange differences(1)	2,942	(41)
	Holding gains (losses) on inventories (Exhibit F)	24	(4)
	Losses on exposure to inflation	(1,296)	–

		1,732	2

	(Losses) Gains on liabilities:
	Interests	(275)	(233)
	Exchange differences	(5,192)	–
	Gains on exposure to inflation	1,266	–

		(4,201)	(233)

		(2,469)	(231)

(1)	Includes 2,129 and (41) corresponding to the translation effect on foreign investments for the six-month periods ended June 30, 2002 and 2001, respectively.

4. CAPITAL STOCK

The Company's capital, as of June 30, 2002, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of January 1, 2001, YPF increased its capital stock by the amount of 403, represented by 40,312,793 Class D shares, each with a par value of Argentine pesos 10 and one vote per share, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF.

As of June 30, 2002, Repsol YPF, S.A. ("Repsol YPF") controls the Company, directly and indirectly, through a 99.03% shareholding. Repsol YPF's legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF's principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of June 30, 2002, the Argentine Government holds 1,000 Class A shares. So long as any Class A shares remain outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company's shares in an agreed or hostile bid, 3) transfers of all the Company's production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of June 30, 2002, YPF has guaranteed commercial agreements signed by certain subsidiaries for US$ 78 million. Additionally, as a consequence of the merger of Astra C.A.P.S.A. and Repsol Argentina S.A. with and into YPF, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 77 million and US$ 85 million, respectively. As of June 30, 2002, Pluspetrol Energy S.A. has started negotiations with local and international financial institutions in order to reach an agreement on the reschedule of its debt.

The Company has agreed to maintain its interest in Repsol YPF Chile Ltda., Profertil S.A. and Petroken and not to dispose such interests without the prior consent of the lenders. In addition, YPF has pledged all shares of capital stock in Mega, and has committed, among other things, to maintain its interest upon April 1, 2004. Furthermore, the Company has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million.

In connection with the loans taken for the acquisition of the common stock of Maxus (indirect controlled company through YPF Holdings Inc.), the Company has guaranteed the repayment of such debt, that amounted to US$ 27 million as of June 30, 2002.

Additionally, pursuant to the sale of certain subsidiaries during the year ended December 31, 2001, the Company guaranteed the effect of the devaluation of the Argentine peso in relation to the U.S. dollar on a working capital of US$ 80 million for a twelve-month period beginning on December 2001. This commitment falls under the scope of the Law on Public Emergency and Exchange System Reform as amended.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of June 30, 2002, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and location	Ownership interest	Operator	Last financial statements issued	Duration through	Activity

Puesto Hernández	61.55%	Pecom Energía S.A.	03/31/02	2016	Production
Neuquén and Mendoza
El Tordillo	12.20%	Tecpetrol S.A.	03/31/02	2016	Production
Chubut
Magallanes "A"	50.00%	Sipetrol S.A.	12/31/01	2016	Production
Santa Cruz
Tierra del Fuego	30.00%	Pan American Fueguina	03/31/02	2017	Production
Tierra del Fuego		S.R.L.
Palmar Largo	30.00%	Pluspetrol S.A.	03/31/02	2017	Production
Formosa

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Name and location	Ownership interest	Operator	Last financial statements issued	Duration through	Activity

Aguaragüe	30.00%	Tecpetrol S.A.	02/28/02	2017	Exploration and production
Salta
Aguada Pichana	27.28%	Total Austral S.A.	03/31/02	2017	Production
Neuquén
San Roque	34.11%	Total Austral S.A.	03/31/02	2017	Exploration and production
Neuquén
Acambuco Salta	22.50%	Pan American Energy LLC	03/31/02	2016	Exploration and production
La Tapera y Puesto Quiroga	12.20%	Tecpetrol S.A.	03/31/02	2017	Exploration
Chubut
Llancanelo	51.00%	YPF S.A.	–	2018	Exploration and production
Mendoza
Ramos(1)	15.00%	Pluspetrol Energy S.A.	12/31/01	2026	Production
Salta
Filo Morado	50.00%	YPF S.A.	–	2006	Generation of power electricity
Neuquén
Corralera Neuquén	40.00%	Chevron San Jorge S.R.L.	–	2005	Exploration

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of June 30, 2002, the Company had been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 18% and 100%. The Company also entered into agreements with other oil companies to carry out exploration efforts in certain areas of the Neuquén and Golfo de San Jorge basins.

The assets, liabilities and production costs of the joint ventures and other agreements included in the financial statements are as follows:

	2002	2001

Current assets	60	133
Noncurrent assets	1,378	1,136

Total assets	1,438	1,269

Current liabilities	159	139
Noncurrent liabilities	3	2

Total liabilities	162	141

Production costs	366	231

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of June 30, 2002 and 2001, from transactions with controlled companies, investees, the parent company and other related parties under common control are as follows:

	2002			2001

	Trade			Trade
	receivables	Other receivables		receivables	Other receivables

	Current	Current	Noncurrent	Current	Current	Noncurrent

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	8	–	–	12	–	–
A - Evangelista S.A.	–	7	–	2	4	–
Others	–	–	–	–	57	–

	8	7	–	14	61	–

Investees:
Refinor	12	8	–	10	–	–
Petroken	14	1	–	20	4	–
Profertil S.A.	3	50	89	4	29	–
Mega	45	–	34	59	–	–
Andina	–	170	–	–	–	–
Others	26	12	6	38	–	12

	100	241	129	131	33	12

Other Related Parties under common control:
Repsol YPF Transporte y Trading S.A.	41	–	–	137	–	–
Repsol YPF Gas S.A.	22	24	57	33	25	135
Repsol YPF Gas Chile Ltda.	–	214	242	–	70	170
Repsol YPF Brasil S.A.	17	351	–	20	114	–
Repsol International Finance B.V. - Kingdom of
Netherlands	–	111	–	–	–	–
Others	11	179	–	48	76	119

	91	879	299	238	285	424

	199	1,127	428	383	379	436

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

	2002		2001

	Accounts Payable	Loans	Accounts Payable	Loans

	Current	Current	Current	Current

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	7	–	23	–
A - Evangelista S.A.	68	–	23	–
Others	44	–	–	–

	119	–	46	–

Investees:
Oleoductos del Valle S.A.	10	–	18	–
Refinor	11	–	4	–
Others	26	–	20	–

	47	–	42	–

Other Related Parties under common control:
Repsol International Finance B.V. - Kingdom of Netherlands	–	–	–	2,114
Repsol Netherlands Finance B.V. - Kingdom of Netherlands	–	1,216	–	1,025
Others	52	–	35	–

	52	1,216	35	3,139

	218	1,216	123	3,139

The Company purchases, sales and finances transactions with its controlled companies and investees, parent company and other related parties under common control. The prices of these transactions approximate the amounts charged to unrelated third parties. Additionally, sale transactions involving interests held by YPF in controlled companies and investees to other related parties are detailed in Note 12. The principal purchase, sale and financing transactions with these companies for the six-month periods ended June 30, 2002 and 2001, include the following:

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

		2002				2001

	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	3	42	–	–	12	57	(2)	–
A - Evangelista S.A.	–	116	–	–	–	49	–	–

	3	158	–	–	12	106	(2)	–

Investees:
Refinor	81	23	–	–	100	78	–	–
Petroken	48	–	–	–	57	–	–	–
Profertil S.A.	19	11	–	4	18	4	–	–
Mega	78	–	(30)	–	119	12	–	–
Oleoductos de Valle S.A.	–	25	–	–	–	39	–	–
Oleoducto Trasandino (Argentina) S.A.	–	35	–	–	–	27	–	–
Others	81	39	–	3	84	57	–	–

	307	133	(30)	7	378	217	–	–

Parent Company and Other
Related Parties under common
control:
Repsol YPF Transporte y Trading S.A.	634	252	–	–	964	2	–	–
Repsol YPF Gas S.A.	59	–	41	3	72	–	–	6
Repsol International Finance B.V. –
Kingdom of Netherlands	–	–	(122)	–	–	–	1,095	(55)
Repsol Netherlands Finance B.V. –
Kingdom of Netherlands	–	–	(1,494)	(59)	–	–	516	(23)
Others	35	1	22	16	205	33	(289)	13

	728	253	(1,553)	(40)	1,241	35	1,322	(59)

	1,038	544	(1,583)	(33)	1,631	358	1,320	(59)

8. BUSINESS SEGMENT INFORMATION

The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of crude oil and natural gas arising from service contracts and concession obligations ("Exploration and Production"), the refining and marketing of crude oil and petroleum derivatives ("Refining and Marketing"), the petrochemical operations ("Chemical"), the marketing of natural gas and electric power generation ("Natural Gas and Electricity") and the other activities, not falling into these categories, which principally include corporate administration costs and assets and the operations of TS (Note 10.b) ("Corporate and Other").

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Operating income (loss) and identifiable assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing		Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation adjustments	Total

Six-month period ended June 30, 2002
Net sales to unrelated parties	705	4,231		267	10		–	–	5,213
Net sales to related parties	137	901		–	–		–	–	1,038
Net intersegment sales and fees	4,540	227		122	7		–	(4,896)	–

Total net sales and revenues for services	5,382	5,359		389	17	(1)	–	(4,896)	6,251

Operating income (loss)	2,711	(109)		69	6		(148)	(67)	2,462
Income (loss) on long-term investments	54	34		(311)	(457)		(28)	–	(708)
Depreciation, depletion and amortization of fixed assets	676	160		15	4		12	–	867
Acquisition of fixed assets	880	58		51	3		11	–	1,003
Identifiable assets	16,291	8,420		1,005	467		1,243	(726)	26,700

Six-month period ended June 30, 2001
Net sales to unrelated parties	831	3,392		170	18		–	–	4,411
Net sales to related parties	1,128	503		–	–		–	–	1,631
Net intersegment sales and fees	2,439	279		198	8		–	(2,924)	–

Total net sales and revenues for services	4,398	4,174	(2)	368	26	(1)	–	(2,924) (2)	6,042

Operating income (loss)	2,243	268		4	12		(139)	(26)	2,362
Income (loss) on long-term investments	(51)	57		(52)	25		(6)	–	(27)
Depreciation, depletion and amortization of fixed assets	608	162		12	4		14	–	800
Acquisition of fixed assets	817	90		86	4		18	–	1,015
Identifiable assets	16,863	8,493		1,266	915		1,013	(321)	28,229

(1)	Natural gas sales are recorded in the Exploration and Production segment.
(2)	Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation adjustments as of June 30, 2001 would have been approximately 5,182 and (3,932), respectively.

Export revenues were 3,277 and 2,122, including 634 and 964 sold to Repsol YPF Transporte y Trading S.A. for the six-month periods ended June 30, 2002 and 2001, respectively. The export sales are mainly to Brazil, Chile and the United States of America.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

9.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Program:

Covers certain YPF and its controlled companies' personnel. The bonus is based on compliance with corporate, business unit and personal objectives and performance. It is calculated considering the annual compensation of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Program was 10 and 14 for the six-month periods ended June 30, 2002 and 2001, respectively.

b)	Retirement Plan:

Effective March 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member. Retirement insurance companies will be responsible for the administration of the funds.

The plan members will receive the Company's contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 1 and 2 for the six-month periods ended June 30, 2002 and 2001, respectively.

10.	COMMITMENTS AND CONTINGENCIES

a)	Reserve for pending lawsuits:

The Company has established a reserve for these contingencies, and in the opinion of Management, based upon the opinion of external counsel, these lawsuits are not expected to have a material adverse effect on the results of operations and financial position of the Company in the future (Exhibit E).

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

b)	Other matters:

Contractual commitments:

In 1994, the Company executed a long-term sale contract with ENAP (the Chilean state-owned oil and gas company) effective until October 2002, for the supply of 40,000 to 60,000 barrels/day of Neuquén Basin crude oil to Chile.

In November 1996, June 1998 and December 2001, the Company received approximately US$ 381 million, US$ 300 million and US$ 383 million, respectively, from crude oil purchasers as advanced payments for future crude oil deliveries under forward crude oil sale agreements for a total amount of US$ 399 million, US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels during the term of seven, ten and seven years, respectively. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as advances from crude oil purchasers on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. The balance outstanding of these advances as of June 30, 2002 and 2001, amounts to 2,212 and 626, respectively. Crude oil volumes delivered to the purchasers are reported as net sales at prices used to calculate the total amount under these agreements.

Management does not believe that any material adverse effects on the results of operations and financial position of the Company would occur as a result of the commitments discussed in the preceding paragraphs.

The plan members will receive the Company's contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

Liabilities and contingencies assumed by the Argentine Government:

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the Predecessor as of December 31, 1990.

As of June 30 2002, all claims related to the Predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government. On the basis of privatization legislation, the Company believes that it will not be held ultimately responsible for any material amount of these claims.

Environmental liabilities of YPF:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company's operations are in substantial compliance with Argentine laws and regulations currently in effect relating to the protection of the environment as such laws have historically been interpreted and enforced.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Expenditures related to the remediation of existing conditions caused by past operations are fully provided as known.

The estimates underlying such provision are based on the Company's existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. From evidence currently available, Management does not believe these changes would have a significant adverse impact on the Company's financial position and results of operations, although changes in projected expenditures as a result of changes in Argentine laws and regulations could affect future results of operations.

Environmental liabilities of Maxus:

Certain environmental liabilities retained by Maxus related to activities in the chemical industry carried out in the past were assumed by TS, an indirect controlled subsidiary through YPF Holdings Inc. In connection with this transaction, YPF committed to contribute capital to TS up to an amount that will enable TS to satisfy the assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

Liquefied petroleum gas market:

On March 22, 1999, YPF was notified of Resolution No. 189 from the Department of Industry, Commerce and Mining of Argentina (the "Department") issued on March 19, 1999. Such resolution imposed a fine on the Company of 109, based on the interpretation that YPF had purportly abused of its dominant position in the liquefied petroleum gas ("LPG") market due to the existence of different prices between the exports of LPG regarding the sales to the domestic market from 1993 through 1997. On March 29, 1999, YPF filed with the Criminal Economic Appellate Court in and for the City of Buenos Aires ("the Court of Appeals") an appeal against and a motion to annul such resolution. On November 24, 2000, the Court of Appeals confirmed the resolution of such Department (two ayes and one dissenting vote). Furthermore, the dissenting judge proposed to revoke Resolution No. 189 from the Department, as the judge considered that the correct operation of the market has not been affected and that no unfair competition practices were applied. Based on the above mentioned, the dissenting judge considered that the Antitrust Law No. 22,262 has not been violated (Whereas No. 20). On December 13, 2000, YPF filed with the Court of Appeals an extraordinary appeal to the Argentine Supreme Court against the decision of the Court of Appeals. The motion to appeal was dismissed by the Court of Appeals on December 29, 2000. On January 5, 2001, YPF filed with the Secretary of the Antitrust and Consumer Protection Board a request to suspend the enforcement of the fine mentioned above. On February 8, 2001, YPF filed with the Argentine Supreme Court a motion for complaint against dismissed appeal requesting that the Argentine Supreme Court grants the appeal and reverses the decision appealed. The Company reserved the mentioned amount during the year ended December 31, 2000. In July 2002, the Argentine Supreme Court confirmed the decision of the Court of Appeals and YPF carried out the claimed payment of 109.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Agreement with the Federal Government and the Province of Neuquén:

On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. Additionally, YPF contributed 39 to certain companies that provide services to YPF applied to the settlement of indebtedness and 20 to cover the working capital requirements of those companies. Certain of the previously mentioned commitments have been affected by the changes in economic rules mentioned in Note 13.

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year.

Certain restrictions on dividends remittances related to the new economic rules, are disclosed in Note 13.

12.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2001:

	–	In January 2001, the Company sold its 99.99% interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for an amount of approximately US$ 140 million, recording a net income of approximately 33.

	–	In January 2001, YPF and its controlled company YPF International Ltd. sold their investments held in Ecuador to Repsol YPF Ecuador S.A., at fair market value, for an amount of US$ 6 million and US$ 307 million, respectively, recording a net loss of approximately 2 and 2, respectively.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

–	In February 2001, the Company sold, for an amount of approximately US$ 66 million, a 36% interest in Oleoducto Trasandino (Argentina) S.A. and A & C Pipeline Holding Company recording a net income of 12 and through YPF Chile S.A., a 36% interest in Oleoducto Trasandino (Chile) S.A., recording a net income of 25.

–	In February 2001, YPF entered into an agreement with Pecom Energía S.A. ("Pecom") under which it acquired a 20.25% interest in Empresa Petrolera Andina S.A. ("Andina"), through YPF International Ltd., and a 50% interest in Manantiales Behr and Restinga Alí areas, and sold to Pecom its interest in Santa Cruz I (30%), Santa Cruz II (62.2%) and other minor assets. Furthermore, YPF acquired an additional 9.5% interest in Andina to Pluspetrol Resources through YPF International Ltd. The total fair market value of the net assets involved in the mentioned transactions amounted to US$ 435 million. As a consequence of these transactions, YPF's indirect interest in Andina increased to 50%. The net income recorded for the sale transaction previously mentioned amounted to 188.

–	In February 2001, YPF Gas S.A. and Repsol Gas S.A. signed a Definitive Merger Agreement. Pursuant to this agreement, YPF Gas S.A. merged with and into Repsol Gas S.A. effective as from January 1, 2001, and therefore YPF held 85% of the capital stock of Repsol Gas S.A. In December 2001, the Company sold its interest in Repsol Gas S.A. to Repsol Butano S.A., at fair market value, for US$ 118 million, recording a net loss of 43.

–	In March 2001, Dow Investment Argentina S.A. and YPF approved the merger of PBB S.A. with and into Polisur S.A. (at present PBBPolisur S.A.) at book value, effective as of April 1, 2001. Consequently, YPF holds a 28% interest in the new company.

–	In April 2001, YPF sold its interest in Electricidad Argentina S.A., controlling company of Edenor S.A., to EDF International S.A., for an amount of US$ 195 million, recording a net income of 245.

–	In June 2001, the Board of Directors approved the dissolution of Enerfin S.A. and Argentina Private Development Company Ltd. (Cayman Islands) and the transfer of YPF's interest in Apex Petroleum Inc. to YPF International Ltd.

–	In June 2001, YPF completed the second tranch of the sale of its 21% interest in Inversora en Distribución de Entre Ríos S.A. to PSEG Americas Ltd., recording a net income of 6.

–	In July 2001, YPF International Ltd. sold its 100% interest in Repsol YPF Venezuela S.A. to Repsol Exploración S.A. at fair market value, for an amount of US$ 26 million. Additionally, on September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploración Venezuela B.V., at fair market value, for a total amount of US$ 47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of 184.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

–	In July 2001, the Company sold its interest in Astra Producción Petrolera S.A. to Repsol Exploración Venezuela B.V., at fair market value, for an amount of US$ 3 million, recording a net income of 31.

–	In August 2001, YPF International Ltd. sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$ 11 million, recording a net loss of 8.

–	In August 2001, YPF sold its interest in YPF Sudamericana S.A. to Repsol YPF Bolivia S.A. at book value.

–	In November 2001, Argentina Private Development Company Ltd. transferred its interest in Gas Argentino S.A. to YPF S.A. for an amount of US$ 68 million.

–	In December 2001, YPF International Ltd. sold, at fair market value, its 100% interest in YPF Holdings Inc. to YPF for an amount of approximately US$ 191 million.

–	In December 2001, in connection with an asset swap agreement between Repsol YPF and Petróleo Brasileiro S.A., YPF sold its investments in Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF, at fair market value, for approximately US$ 559 million, recording a net loss of 53.

–	As of December 31, 2001, YPF through YPF International Ltd. recognized a loss of 493 to value its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia, at its estimated realizable value.

During the six-month period ended June 30, 2002:

–	YPF sold interests in long-term investments and approved the sale of certain subsidiaries, recording a net consolidated income of 79 as of June 30, 2002, including a net loss of 22 recorded in "(Loss) income from sale of long-term investment" and a net gain of 101 in "Losses on long-term investments" of the statement of income:

• In January 2002, YPF International Ltd. sold the investments in Indonesia previously mentioned for a total amount of approximately US$ 174, recording a gain of 101.

• In March 2002, the Board of Directors approved the transfer of YPF's interest in Repsol YPF Chile Ltda., subject to certain conditions, and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 22.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

	–	In March 2002, the Board of Directors approved the transfer to Repsol YPF of the indirect investments that YPF owns in Bolivia through YPF International Ltd.: Andina and Maxus Bolivia Inc. To that end, YPF International Ltd. moved its headquarters to the Republic of Bolivia in May 2002, and spun off the net worth corresponding to the investments in Bolivia constituting Repsol YPF Santa Cruz S.A. In July 2002, YPF sold its shares in Repsol YPF Santa Cruz S.A. to Repsol YPF for US$ 883 million.

Management does not believe that any significant adverse effects on the results of operations would occur because of the sale transactions described above.

13.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC RULES

As stated in Note 1, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform. New regulations and supplementary policies fundamentally established the abandonment of the convertibility of the Argentine peso and an official exchange system and a freely floating exchange market. The official exchange rate was fixed at Argentine pesos 1.4 to US$ 1, and the freely floating exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from Argentine pesos 1.60 and 1.70 to US$ 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

	a.	Consolidation of exchange markets into a free market for negotiating foreign trade transactions. As of June 30, 2002, the exchange rate closed at 3.80 Argentine pesos for each US$ 1, selling rate.

Additionally, it will be required until February 8, 2003, prior authorization of the Central Bank of Argentina ("BCRA") for money transfers abroad such as financial loan capital and interest payments, royalties, dividend distributions and other similar.

Collections of exported goods and services, other than the cases described below, must be liquidated in the single and free-exchange market over the terms provided by the Industry and Commerce Department. Furthermore, payments abroad of financial obligations for principal must have the prior authorization of the BCRA, except for early exports collections, and certain financing agreements providing that repayment must be made through applying abroad the cash flow arising from exports. In this respect, export collections may be applied to settlement thereof, requiring, under certain circumstances, BCRA's conformity.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Additionally, Decree No. 1589/89 of the Federal Executive, provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17.319, as supplemented, and producers that may decide so in the future will have free availability of the percentage of foreign currency established in biddings and/or renegotiations, or agreed-upon in the respective contracts, and will not be compelled to pay and liquidate the related foreign currency at such percentage. In no case will the maximum freely-available percentage be allowed to exceed 70% of each transaction.

b.	De-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Argentine pesos 1.40 to US$ 1 exchange rate, and of all US dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the Argentine peso 1 to US$ 1 exchange rate. Deposits and certain obligations switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" published by the BCRA and which will be applied as from the date of issuance of Decree No. 214/2002 (February 3, 2002), plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system fixed by the BCRA.

c.	De-dollarization of all private agreements celebrated as of January 6, 2002, at the Argentine peso 1 to US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in b. above. If by the application of this measure, the product or services' resulting value become higher of lower than on payment, any of the parties may ask for an equitable price adjustment.

d.	De-dollarization of utility rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis.

e.	Restrictions on the free disposition of funds deposited with banks and 2-year suspension of the law on bank-deposits unseizability.

f.	Implementation of a withholding system for hydrocarbon exports for five years with applicable rates of 5% for certain refined products and of 20% for crude oil and gas oil.

g.	The suspension of paragraph No. 5 article No. 94 and article No. 206 of Business Association Law No. 19,550, referred to the dissolution of a company because of its shareholders' contribution loss or its compulsory reduction, respectively, until December 10, 2003.

As provided in the Public Emergency and Exchange System Reform Law mentioned above, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date.

These financial statements include the effects derived from the new economic and exchange policies known to the release date thereof. All estimates made by Company's Management considered such policies. The effects of any additional measures to be implemented by the Federal Government and of the regulations to be issued on measures adopted before will be recognized in the financial statements once Company's Management becomes aware of their existence.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

14.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by YPF SOCIEDAD ANONIMA that conform with Argentine GAAP do not conform with accounting principles generally accepted in the United States.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001 FIXED ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002

	Cost

Main Account	Amounts at Beginning of Year	Increases			Net Decreases and Transfers		Amounts at End of Period

Land and buildings	1,699	1			1		1,701
Mineral property, wells and related equipment	31,500	–			361		31,861
Refinery equipment	5,813	–			63		5,876
Transportation equipment	1,422	–			(11)		1,411
Materials and equipment in warehouse	199	169			(173)		195
Drilling and work in progress	1,068	833			(349)		1,552
Furniture, fixtures and installations	407	–			(73)		334
Selling equipment	1,295	–			(15)		1,280
Other property	260	–			(22)		238

Total, current period	43,663	1,003	(3)		(218	) (1)	44,448

Total, prior period	39,100	5,113	(3)	(5)	(1,097	) (1)	43,116

	2002									2001

	Depreciation

Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases		Accumulated at End of Period	Net Book Value		Net Book Value

Land and buildings	642	(2)		2%	16		656	1,045		1,011
Mineral property, wells and related equipment	20,693	(6)		(2)	667		21,354	10,507	(4)	10,335	(4)
Refinery equipment	3,736	–		4-5%	100		3,836	2,040		2,142
Transportation equipment	954	(17)		1-5%	14		951	460		456
Materials and equipment in warehouse	–	–		–	–		–	195		192

Drilling and work in progress	–	–		–	–		–	1,552		1,379

Furniture, fixtures and installations	339	(87)		10%	14		266	68		76
Selling equipment	762	(18)		10%	48		792	488		532
Other property	181	(8)		10%	8		181	57		90

Total, current period	27,307	(138)	(1)		867		28,036	16,412

Total, prior period	24,542	(655)	(1)		3,016	(6)	26,903			16,213

(1)	Includes 20 and 31 of net book value charged to fixed assets allowances for the six-month periods ended June 30, 2002 and 2001, respectively, and 381 charged to "(Loss) income from sale of long-term investments" for the six-month period ended June 30, 2001.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).
(3)	Includes 15 and 16 corresponding to capitalized financial expenses for those assets which construction is extended in time for the six-month periods ended June 30, 2002 and 2001, respectively (Note 2.e).
(4)	Includes 1,513 and 1,641 of mineral property as of June 30, 2002 and 2001, respectively.
(5)	Includes 4,098 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of their merger into YPF, and to fixed assets acquired to Pecom.
(6)	Includes 2,216 of fixed assets' accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of its merger into YPF.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Exhibit B

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
INTANGIBLE ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002
	Cost
Main Account	Amount at Beginning of Year	Increases		Decreases	Amount at End of Period

Goodwill
- Refinor	4	–		–	4
- Gas Argentino S.A.	12	–		–	12
- Repsol YPF Gas S.A.	–	–		–	–
- PBBPolisur S.A.	51	–		–	51
- Maleic S.A.	10	–		–	10

Total, current period	77	–		–	77

Total, prior period	198	92	(2)	8	282

	2002							2001
	Amortization
Main Account	Accumulated at Beginning of Year	Increases			Amortization Rate	Accumulated at End of Period	Net Book Value	Net Book Value
Goodwill
- Refinor	–	4			5%	4	–	4
- Gas Argentino S.A.	2	10			5%	12	–	6
- Repsol YPF Gas S.A.	–	–			–	–	–	107
- PBBPolisur S.A.	25	26			10%	51	–	29
- Maleic S.A.	4	6			10%	10	–	8

Total, current period	31	46	(1)			77	–

Total, prior period	116	12	(1)	(3)		128		154

(1)	Includes 34 charged to "Allowance for reduction in value of holdings in long-term investments" as of June 30, 2002. It also includes 12 and 10 charged to "Losses on long-term investments" account in the statements of income as of June 30, 2002 and 2001, respectively.

(2)	Includes 68 corresponding to goodwill recorded at Astra at the moment of its merger into YPF and 24 corresponding to the goodwill arising from the merger of Repsol Gas S.A. with YPF Gas S.A.

(3)	Includes 2 of accumulated depreciation of goodwill recorded at Astra at the moment of its merger into YPF.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA
BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002																			2001
										Information on the Issuer
	Description of the Securities											Last Financial Statements Issued
Name and Issuer	Class	Face Value			Amount	Book Value		Cost		Main Business	Registered Address	Date	Capital Stock		Income (loss) (9)	Equity (9)		Holding in Capital Stock		Book Value
Controlled companies:
YPF International S.A.	Common	US$	14		147,695	488		1,240		Investment	Av. José Estenssoro 100 - Santa Cruz de la Sierra - República de Bolivia	06/30/02	–	(5)	110	488		99.99%		4,006

YPF Holdings Inc.	Common	US$	0.01		100	586		378		Investment and finance	717 North Harwood Street - Dallas - Texas - U.S.A.	03/31/02	2,024		(18)	625		100.00%		–

Operadora de Estaciones de Servicios S.A.	Common		$1		11,880	222		233		Acquisition, subdivision, repair and transfer of properties and commercial management of YPF's gas stations	Av. Roque Sáenz Peña 777 - Buenos Aires - Argentina	6/30/02	–	(5)	(15)	222		99.00%		262

YPF Chile S.A.	–	–	–		–	–		–		Administration of the investments' acquisitions and exploitation of YPF S.A. in Chile	Gertrudis Echenique 30 - P. 12° - Comuna Las Condes - Santiago de Chile - Chile	–	–		–	–		–		319

Repsol YPF Gas S.A.	–	–	–		–	–		–		Hydrocarbon marketing	Esmerelda 255 - P. 4° - Buenos Aires - Argentina	–	–		–	–		–		162

A-Evangelista Construções e Servicos Ltda.	Common	R$	10		2,593	–	(5)	–	(5)	Maintenance and repairing services of facilities and equipments used in oil and gas industry, equipment marketing, engineering studies and project development, and other related activities	Av. Paulo de Frontin 289 - Rio de Janeiro - Brazil	03/31/02	3		– (5)	–	(5)	1.00%	(1)	–	(5)

A-Evangelista S.A.	Common		$1		8,683,498	82	(2, 4)	27		Engineering and construction services	Tucumán 774 - P. 12° - Buenos Aires - Argentina	03/31/02	9		9	36		99.91%		45

Argentina Private Development Company Limited (in liquidation)	Common	US$	0.01		769,414	44		74		Investment and finance	P.O. Box 1109, Midland Bank Trust Building, Fort Street - Georgetown - Grand Cayman - British West Indies	12/31/01	–	(5)	3	44		100.00%		80

Astra Produccion Petrolera S.A.	–	–	–		–	–		–		Performance of technical, scientific and research contracts	Av. Nueva Esparta con Calle Cerro Sur, Sector Las Garzas, Centro Empresarial Bahía de Pozuelos - P° . 1 y 2 - Barcelona - Estado Anzoategui - Venezuela	–	–		–	–		–		27

Enerfin S.A. (in liquidation)	Common	US$	100		50,000	–		–		Investment and finance	Juncal 1327 - Apto. 602 - Montevideo - Uruguay	11/30/01	–		–	–		100.00%		6

Poligas Luján S.A.C.I.	Common		$1		7,574	–	(5)	–	(5)	Rent of bottling plant of liquefied gas	Tucumán 744 - P. 10° - Buenos Aires - Argentina	11/30/01	–	(5)	– (5)	–	(5)	50.50%		–	(5)
Investees:
Compañía Mega S.A.	Common		$1		77,292,000	113	(4)	151		Separation, fractionation and transportation of natural gas liquids	Av. Roque Sáenz Peña 777 - P. 7° - Buenos Aires - Argentina	03/31/02	203		3	215		38.00%		170

Petroken Petroquímica Ensenada S.A.	Common		$1		40,602,826	52	(4)	92		Petrochemicals	Sarmiento 1230 - P. 6° - Buenos Aires - Argentina	03/31/02	81		(17)	96		50.00%		108

Profertil S.A.	Common		$1		1,000,000	92	(4)	348		Production and marketing of fertilizers	Alicia Moreau de Justo 140 - P. 1° - Buenos Aires - Argentina	03/31/02	2		(134)	191		50.00%		333

Refinería del Norte S.A.	Common		$1		45,803,655	118	(4)	110		Refining	Maipú 1 - P. 2° - Buenos Aires - Argentina	12/31/01	92		7	128		50.00%		123

Oleoductos del Valle S.A.	Common		$10		4,072,749	98	(2, 4)	43		Oil transportation by pipeline	Florida 1 - P. 10° - Buenos Aires - Argentina	03/31/02	110		4	142		37.00%		78

PBBPolisur S.A. (7)	Common		$1		12,838,664	1	(4)	209		Petrochemicals	Av. Eduardo Madero 900 - P. 7° - Buenos Aires - Argentina	03/31/02	46		(106)	51		28.00%		117

Terminales Marítimas Patagónicas S.A.	Common		$10		476,034	36	(2, 4)	6		Oil storage and shipment	Av. Leandro N. Alem 1180 - P. 11° - Buenos Aires - Argentina	03/31/02	14		6	47		33.15%		25

Oiltanking Ebytem S.A.	Common		$10		351,167	1	(2, 4)	8		Hydrocarbon transportation and storage	Alicia Moreau de Justo 872 - P. 4° - Of. 7 - Buenos Aires - Argentina	03/31/02	12		(9)	10		30.00%		12

Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1		12,298,800	26		22		Gas transportation by pipeline	San Martin 323 - P. 19° - Buenos Aires - Argentina	03/31/02	124		12	145		10.00%	(3)	25

Gasoducto del Pacífico (Cayman) Ltd.	Common	US$	1		5,000	–	(5)	–	(5)	Investment and finance	P.O. Box 265 - Georgetown - Cayman Islands	12/31/00	–	(5)	– (5)	–	(5)	10.00%		–	(5)

Central Dock Sud S.A.	Common		$0.01		86,799,282	–	(5)	2		Electric power generation and bulk marketing	Reconquista 360 - P. 6° - Buenos Aires - Argentina	03/31/02	9		(28)	183		9.98%	(6)	2

Gas Argentino S.A.	Common		$1		104,438,182	167	(4)	301		Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360 - Buenos Aires - Argentina	03/31/02	230		(485)	(153)		45.33%		182

Inversoa Dock Sud S.A.	Common		$1		40,291,975	112	(4)	170		Investment and finance	Reconquista 360 - P. 6° - Buenos Aires - Argentina	03/31/02	94		(19)	189		42.86%		184

Pluspetrol Energy S.A.	Common		$1		30,006,540	72	(4)	108		Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339 - Buenos Aires - Argentina	03/31/02	67		(43)	200		45.00%		196

A&C Pipeline Holding Company	Common	US$	1		162,000	–	(5)	–	(5)	Investment and finance	P.O. Box 309 - Georgetown - Cayman Islands	03/31/02	4		– (5)	4		18.00%		–	(5)

Oleoducto Trasandino (Argentina) S.A.	Preferred		$1		8,099,280	22	(4)	15		Oil transportation by pipeline	Esmeralda 255 - P. 5° - Buenos Aires - Argentina	03/31/02	45		15	62		18.00%	(3)	20

Petróleos Transandinos YPF S.A.	Common	–	–	(8)	1,179	–	(5)	–	(5)	Exploration and production of hydrocarbons; refining and marketing of its derivatives	Gertrudis Echenique 30 - P. 12° - Comuna Las Condes - Santiago de Chile - Chile	12/31/01	167		18	204		1.05%		2

Other companies:
Mercobank S.A.	Common		$1		1,800,264	12		12		Investment and finance	Bartolomé Mitre 343 - Buenos Aires - Argentina	06/30/00	46		(15)	14		3.91%		12

						2,344		3,549												6,496

For supplemental information on main changes on companies comprising the YPF Group, see Note 12.
(1)	Indirect controlled company through A-Evangelista S.A. holding in capital stock (99.00%).
(2)	Holding in shareholders' equity, net of intercompany profits.
(3)	Interest in preferred stock.
(4)	Holding in shareholders' equity according to the last available financial statements, puls the results of operations considering management information as of June 30, 2002.
(5)	No value is disclosed, due to book value is less than $1 million.
(6)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(7)	PBB was merged with and into Polisur S.A. effective as from April 1, 2001.
(8)	These shares have no face value.
(9)	Stated in historical Argentine pesos according to the controlled and investees' financial statements.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001 ALLOWANCES AND RESERVES
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002						2001
Account	Amount at Beginning of Year	Increases		Decreases		Amount at End of Period	Amount at End of Period

Related to current assets:
For doubtful trade receivables	913	–		452		461	692
For other doubtful accounts	203	–		99		104	194

	1,116	–		551		565	886

Related to noncurrent assets:
For valuation of other receivables
to their estimated realizable value	70	3		34		39	14
For reduction in value of holdings
in long-term investments	276	–		100		176	12
For unproductive exploratory drilling	4	38		20		22	27
For obsolescence of materials	23	–		–		23	25
For fixed assets to be disposed of	50	–		–		50	51

	423	41		154		310	129

Total deducted from assets, current period
	1,539	41		705	(2)	875

Total deducted from assets, prior period	855	215		55			1,015

Reserves for losses - current:
For miscellaneous contingencies	221	–		108		113	221

Reserves for losses - noncurrent:
For pending lawsuits (Note 10.a)	195	–		101		94	162
For miscellaneous contingencies	6	–		3		3	10

	201	–		104		97	172

Total included in liabilities, current period
	422	–		212	(2)	210

Total included in liabilities, prior period
	397	25	(1)	29			393

(1)	Includes 14 corresponding to Astra and Repsol Argentina S.A. reserves for losses, recorded at the moment of their merger into YPF.
(2)	Includes the restatement in constant Argentine pesos of the amounts at beginning of year for monetary allowances and reserves.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
COST OF SALES
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002	2001

Inventories at beginning of year	491	601
Effect of the merger with Astra and Repsol Argentina S.A.	–	24
Purchases for the period	582	469
Production costs (Exhibit H)	2,701	2,492
Holding gains (losses) on inventories (Note 3.i)	24	(4)
Inventories at end of period (Note 3.d)	(586)	(685)

Cost of sales	3,212	2,897

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
FOREIGN CURRENCY ASSETS AND LIABILITIES
(amounts expressed in millions)
(Unaudited)

	Foreign Currency and Amount
					Exchange Rate in pesos as of		Book Value as of
Account	2001		2002		06-30-02		06-30-02

Current Assets
Cash	US$	1	US$	5	3.70	(1)	19

Investments	US$	1	US$	6	3.70	(1)	22

Trade receivables
Accounts receivable	US$	358	US$	238	3.70	(1)	881
	–	–		€2	3.66	(1)	7

							888

Other receivables	US$	215	US$	303	3.70	(1)	1,121

Total current assets							2,050

Noncurrent Assets
Other receivables	US$	230	US$	99	3.70	(1)	366

Total noncurrent assets							366

Total assets							2,416

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

Back to Index

Exhibit G (Cont.)

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
FOREIGN CURRENCY ASSETS AND LIABILITIES
(amounts expressed in millions)
(Unaudited)

	Foreign Currency and Amount						Book Value
					Exchange Rate in pesos as of		as of
Account	2001		2002		06-30-02		06-30-02

Current Liabilities

Accounts payable	US$	225	US$	90	3.80	(2)	342

Loans
Other bank loans and other creditors	US$	19	US$	247	3.80	(2)	939
	Yen	3,975	–	–	–	(2)	–
Export prefinancing	–	–	US$	51			194
Related parties	US$	1,605	US$	320	3.80	(2)	1,216
Negotiable Obligations	US$	165	US$	305	3.80	(2)	1,159
	Itl. Lira	300,000	–	–	–		–

							3,508

Advances from crude oil purchasers	US$	89	US$	146	3.80	(2)	555

Total current liabilities							4,405

Noncurrent Liabilities

Accounts payable	US$	100	US$	10	3.80	(2)	38

Loans
Other bank loans and other creditors	US$	137	US$	113	3.80	(2)	429
Negotiable Obligations	US$	1,014	US$	709	3.80	(2)	2,694

							3,123

Advances from crude oil purchasers	US$	231	US$	436	3.80	(2)	1,657

Total noncurrent liabilities							4,818

Total liabilities							9,223

(1) Buying exchange rate.
(2) Selling exchange rate.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
EXPENSES INCURRED
(amounts expressed in millions of Argentine pesos as of June 30, 2002 - Note 1)
(Unaudited)

	2002					2001
	Production Costs	Administrative Expenses		Selling Expenses	Exploration Expenses	Total	Total

Salaries and social security taxes	136	33		47	6	222	289
Fees and compensation for services	11	41	(1)	9	–	61	80
Other personnel expenses	21	9		7	1	38	45
Taxes, charges and contributions	18	1		4	–	23	29
Royalties and easements	620	–		–	–	620	495
Insurance	9	–		2	–	11	12
Rental of real estate and equipment	44	–		14	1	59	53
Survey expenses	–	–		–	3	3	2
Depreciation of fixed assets	792	12		63	–	867	800
Industrial inputs, consumable materials and supplies	168	2		11	–	181	182
Construction and other service contracts	218	8		19	4	249	215
Preservation, repair and maintenance	268	9		8	1	286	258
Contracts for the exploitation of productive areas	71	–		–	–	71	51
Unproductive exploratory drillings	–	–		–	38	38	18
Transportation, products and charges	195	–		153	–	348	299
Allowance for doubtful trade receivables	–	–		–	–	–	194
Publicity and advertising expenses	–	11		15	–	26	53
Fuel, gas, energy and miscellaneous	130	22		20	3	175	200

Total, current period	2,701	148		372	57	3,278

Total, prior period	2,492	139		599	45		3,275

(1) Includes 1 provided for fees to the Directors and Statutory Auditors.

Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002	Signed for purposes of identification with our report dated SEPTEMBER - 09 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the report originally issued in Spanish

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of
YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with the requirements of the Buenos Aires Stock Exchange and current legal requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of June 30, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the six-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled companies as of June 30, 2002 and the related consolidated statements of income and cash flows for the six-month period then ended, disclosed as supplemental information in Schedule I, all expressed in constant Argentine pesos as of June 30, 2002. These documents are the responsibility of the Company's Board of Directors within the scope of its exclusive functions.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company's bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we principally considered the limited review report on interim period financial statements issued by the firm Deloitte & Co. S.R.L. dated September 9, 2002 and in accordance with generally accepted auditing standards in Argentina for a limited review of interim financial statements, except as mentioned in the following paragraph. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company's Board of Directors. We consider that our work and the above external auditor's report provide a reasonable basis for our report.

Related to YPF SOCIEDAD ANONIMA's interests in affiliates Petroken Petroquímica Ensenada S.A., Profertil S.A. and Refinería del Norte S.A., which represent approximately 1% of the primary and consolidated total assets of the Company as of June 30, 2002, and 37% of the Company's net loss for the six-month period then ended, the auditors' report mentions that they we were unable to perform limited review procedures to obtain sufficient evidence as to the valuation of these investments and their results by the equity method, as of June 30, 2002. Our review has not gathered such evidence either.

Back to Index

As described in Note 13 to the accompanying financial statements, during this year, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report have been: (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the external public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans principal and interest payments and dividend distributions without prior authorization from the Central Bank of Argentina; (e) the implementation of new withholding systems for hydrocarbon exports; (f) the increase in domestic prices and (g) the suspension of the legal provisions for entities' dissolution and shareholders' contributions compulsory reduction. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

Based on our work, except for the effects of the adjustments, if any, as might have been disclosed had we not had the scope limitation mentioned in the third paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Argentina, the Business Association Law and the relevant regulations of the Argentine Securities Commission.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

Buenos Aires, Argentina
September 9, 2002

For Statutory Audit Committee

HOMERO BRAESSAS
Statutory Auditor
C.P.A., Buenos Aires University
C.P.C.E.C.A.B.A. T° 14 – F° 111

Back to Index

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 20, 2002	YPF Socieded Anónima

		By:	/s/ Carlos Olivieri
Name: Carlos Olivieri
Title: Chief Financial Officer